FOR IMMEDIATE RELEASE

ENTERRA REPORTS ON THE OKLAHOMA DRILLING PROGRAM NOW UNDERWAY

Calgary, Alberta – June 27, 2006 — Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT and TSX: ENT.UN) today reports that drilling has begun on its recently acquired Oklahoma assets.

Under a farmout agreement established with Petroflow Energy Ltd. (“Petroflow”), two new wells have been completed successfully and are now entering the dewatering phase.  One of these wells has already begun producing hydrocarbons.  A third well is currently being completed, and two others have begun drilling.  Petroflow has contracted two rigs, and plans are in place to add an additional rig in late 2006 or early 2007.  Over 100 target locations have been tentatively identified.

Under the arrangement, Petroflow funds 100% of the drilling and completion costs proportional to Enterra’s interest (which varies from lease to lease, but is typically over 80%), and earns a 70% working interest on the same basis.  Enterra retains a 30% working interest from the day the additional production is generated by Petroflow’s drilling program.

Enterra’s President & CEO, Keith Conrad, stated, “Our agreement with Petroflow allows development of our sizeable land position at no cost or risk to the Trust.  Our goal in Oklahoma is to significantly add to our proven reserves and eliminate natural production declines in our base production there.  Our operating entity in Oklahoma, Altex Energy Corporation, owns over 25,000 net acres of undeveloped land and controls development over a broad area.”

Ms. Kim Booth, Enterra’s VP & COO US Operations, added, “We feel that there is significant upside in the region of our Oklahoma assets, both in the Hunton Group formations, and potentially in other zones including the Woodford Shale. I am pleased to have Petroflow’s technical team working closely with ours to optimize the exploitation of the portfolio of opportunities.”

The Oklahoma acquisition brought Enterra’s go-forward production rate to approximately 14,000 boe/day and helped raise its reserve life index (“RLI”) based on proven and probable reserves to 6.0 years, up from 5.6 years at the close of 2005.  The new drilling under the Petroflow farmout agreement should enhance future production and sustain Enterra’s RLI into the future.

Forward-Looking Statements

This news release contains statements about anticipated benefits of acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

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Enterra Energy Trust News Release

June 27, 2006

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, which could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the anticipated benefits of the Oklahoma acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

"boe/day" means barrel of oil equivalent per day. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group Inc.

(403) 539-4306

Linda Latman (212) 836-9609

www.enterraenergy.com

Lena Cati (212) 836-9611

(877) 263-0262

www.theequitygroup.com